UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 26, 2012**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

(c)   On March 26, 2012, Potomac Electric Power Company (Pepco) announced that effective April 9, 2012, Frederick J. Boyle will be appointed Senior Vice President and Chief Financial Officer of Pepco and its holding company, Pepco Holdings Inc. (the Company), and the Company's utility subsidiary, Delmarva Power & Light Company (Delmarva). Mr. Boyle was also appointed Chief Financial Officer of Atlantic City Electric Company (ACE), a utility subsidiary of the Company, effective April 9, 2012. Mr. Boyle, age 54, was Senior Vice President and Chief Financial Officer of DPL Inc. (DPL), the holding company for Dayton Power & Light Company, from 2008 until it was acquired in 2011. From 2006 to 2008, Mr. Boyle held a variety of positions at DPL, including Vice President, Finance, Controller, Chief Accounting Officer and Treasurer.

In connection with his appointment as Senior Vice President and Chief Financial Officer of the Company, Mr. Boyle and the Company entered into a letter agreement defining the terms of Mr. Boyle's employment. The following is a description of the material terms of his employment as set forth in the letter:

- Mr. Boyle will receive an annual base salary of $440,000, which will be reviewed annually beginning in 2013.

- Mr. Boyle will participate in the Company's annual incentive and long-term incentive plans on the same basis as other similarly situated executives, prorated for time of service, with the terms of awards in 2012 as follows:

    o An opportunity to earn an annual cash award under the Company's Amended and Restated Annual Executive Incentive Compensation Plan of a target of 60% (up to a maximum of 180%) of annual salary (prorated based upon start date), depending on achieving certain performance goal criteria, including Company performance results, service reliability and customer satisfaction.

    o Awards targeted at 125% (up to a maximum of 200%) of annual salary (prorated based upon start date) under the Company's Long-Term Incentive Plan consisting of:

        - one-third time-based restricted stock units (and dividend equivalents), which vest three years from Mr. Boyle's hire date, provided Mr. Boyle remains in the employ of the Company at such time, and

        - two-thirds performance-based restricted stock units (and dividend equivalents), which shall vest only if the Company's total shareholder return for the three-year performance period (2012 to 2014) exceeds certain established thresholds.

- Mr. Boyle will participate in the Pepco Holdings Retirement Plan and the Company's 2011 Supplemental Executive Retirement Plan, in accordance with the terms of each such plan.

- Mr. Boyle will participate in the Company's Change-in-Control Severance Plan at a level that provides for payment in the amount of three (3) times salary and bonus if Mr. Boyle's employment with the Company terminates under certain circumstances within one year after a change in control of the Company.

- The Company will provide Mr. Boyle with a signing bonus of $40,000 and will reimburse Mr. Boyle for relocation expenses, including a gross up for any taxes incurred on amounts reimbursed.

Mr. Boyle will also be entitled to participate in other of the Company's benefit plans and arrangements available generally to officers and employees of the Company, in accordance with the terms of each such plan or arrangement, including a $975 per month car allowance.

There are no transactions between the Company and Mr. Boyle reportable under Item 404(a) of Regulation S-K.

Also on March 26, 2012, Pepco announced that effective April 9, 2012, Anthony J. Kamerick, its Senior Vice President and Chief Financial Officer, will be promoted to Executive Vice President and Chief Regulatory Officer of Pepco, the Company and Delmarva, and Chief Regulatory Officer of ACE. Mr. Kamerick, age 64, joined Pepco in October 1970 and has held a variety of positions, including Vice President and Treasurer of the Company from August 2002 through February 2009, and Senior Vice President and Chief Regulatory Officer of the Company from March 2009 through June 2009. Mr. Kamerick was appointed to his current position with the Company in June 2009. Mr. Kamerick also holds similar positions with Delmarva, and is the Chief Financial Officer of ACE, which positions he has held since June 2009. Mr. Kamerick has also served as a director of Pepco since June 2009.

In February 2012, Mr. Kamerick announced his intent to retire from his officer and director positions with the Company and its subsidiaries in January 2013. It is anticipated that, except as described above, Mr. Kamerick will retain his current officer and director positions with the Company's subsidiaries until his retirement in 2013. The Company does not anticipate any changes in Mr. Kamerick's compensation as a result of his promotion to Executive Vice President and Chief Regulatory Officer.

Item 9.01   Financial Statements and Exhibits.

    (d)   Exhibits

Exhibit No.	Description of Exhibit
10	Letter Agreement between Pepco Holdings, Inc. and Frederick J. Boyle.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY
(Registrant)

Date: March 26, 2012

Name: Joseph M. Rigby
Title: Chairman

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10	Letter Agreement between Pepco Holdings, Inc. and Frederick J. Boyle.